Exhibit 99.1

Enthusiast Gaming Unveils Two Events: Pocket Gamer Connects Digital NEXT and Beyond Games

1,000+ attendees to connect on how gaming is intersecting with NFTs, blockchain gaming, and the metaverse

TORONTO, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, will host two new conferences, Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 - November 19, 2021, which will examine critical topics such as NFTs, blockchain gaming, and the metaverse.

The Pocket Gamer community includes avid mobile gamers, developers, and industry professionals worldwide that have attended the international conference series Pocket Gamer Connects (“PGC”) since 2014. PGC provides an important platform for mobile gaming enthusiasts to connect, engage, and interact, while providing industry-leading expert content and discussion around the mobile gaming space. PGC has attracted top tier sponsors and industry supporters including Microsoft, Facebook Gaming, Google Play, App Annie, Unity, Jam City, and G–Star, amongst others.

The PGC Digital NEXT and Beyond Games conferences are the ninth and tenth digital conferences in the PGC digital series launched by the Company in April 2020, following the interruption of live events due to the Covid-19 pandemic.

With more than 1,000 attendees representing more than 70 countries and 600 companies, Digital NEXT and Beyond Games will welcome leaders from across the industry to address the topics that will set the agenda for gaming and esports in 2022 and beyond, including the metaverse, mobile game development, and how trends in gaming are affecting other sectors in the entertainment industry. Attendees will hear from over 200 speakers, have access to a matchmaking meeting platform, and can attend dedicated side events such as Investor Connector.

Speakers include:

Malte Barth – Founding Partner, BITKRAFT Ventures

Bill Karamouzis – CEO and Co-Founder, Addicting Games
Gabby Dizon – Co-Founder, Altitude Games

John Peterson – Vice President of Mergers and Acquisitions, Jam City
Moria Goldstein – VP Creative and Product Design, CrazyLabs

Johan Eile – General Manager, Kabam Montreal
Alexis Bonte – COO, Stillfront Group

Ben Smith – Head of Film, Television and Publishing, Rebellion
Bushra Burge – Founder & Creative Director, BB Studio

Jon Radoff – CEO, Beamable

Cordel Robbin-Coker - CEO, Carry1st

Karla Reyes – Growth Product Manager, Niantic Labs
Saumya Iyer – Producer, Zynga

The conference will also cover the gaming sector’s approach to cryptocurrency and NFTs, topics that are relevant to today’s gamer and the esports industry, including Luminosity Gaming member Anomaly, who recently announced a collaboration to mint a set of unique NFTs for fans of Counter-Strike: Global Offensive.

“Pocket Gamer Connects is a critical part of our Enthusiast Gaming flywheel, known around the world for events that bring together leaders and builders in mobile gaming, technology and esports,” said Adrian Montgomery, CEO of Enthusiast Gaming. “These are areas of gaming where Enthusiast Gaming's communities, content, and creators are already playing a leading role. In particular, it’s great to see the topic of NFTs on the agenda, fresh from the recent launch of Luminosity team member Anomaly’s NFTs on the Traden.pro platform.”

Registrations for PGC Digital NEXT and Beyond Games will continue until the events begin. Interested parties can register for the events at www.pgconnects.com.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned digital events operated by the Company’s entertainment division.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.